Exhibit 99.1

Galapagos doses first psoriatic arthritis patient with filgotinib

First dosing triggers $10 million milestone payment from Gilead

Mechelen, Belgium; 5 April 2017, regulated information - Galapagos NV (Euronext & NASDAQ: GLPG) announces dosing of the first patient with psoriatic arthritis in the EQUATOR Phase 2 study. This achievement triggers a $10 million milestone payment from Gilead to Galapagos.

The EQUATOR Phase 2 study will be a multi-center, randomized, double-blind, placebo-controlled study to assess the safety and efficacy of the selective JAK1 inhibitor filgotinib in adult patients with moderately to severely active psoriatic arthritis.

Galapagos and Gilead entered into a global collaboration for the development and commercialization of filgotinib in inflammatory indications. In addition to the EQUATOR Phase 2 study in psoriatic arthritis and the TORTUGA Phase 2 study in ankylosing spondylitis led by Galapagos, Gilead initiated the FINCH Phase 3 program in rheumatoid arthritis, the DIVERSITY Phase 3 study in Crohn's disease, the SELECTION Phase 2b/3 study in ulcerative colitis in 2016 and leads the Phase 2 study in Sjögren's syndrome.

Filgotinib is an investigational drug and its efficacy and safety have not been established.
For information about the studies with filgotinib: www.clinicaltrials.gov
For more information about filgotinib: www.glpg.com/filgotinib

About Galapagos
Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action. Our pipeline comprises Phase 3, Phase 2, Phase 1, pre-clinical, and discovery programs in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications. We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world. Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives. The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 510 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia. More information at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications +1 781 460 1784	Director Communications +31 6 53 591 999 communications@glpg.com
Paul van der Horst Director IR & Business Development +31 6 53 725 199
ir@glpg.com

This press release contains inside information within the meaning of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (market abuse regulation).

Forward-looking statements
This release may contain forward-looking statements, including statements regarding Galapagos' strategic ambitions, the anticipated timing of clinical studies with filgotinib, and the progression and results of such studies. Galapagos cautions the reader that forward-looking statements are not guarantees of future performance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from the ongoing and planned clinical research programs may not support registration or further development of Galapagos' product candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for filgotinib, Gilead), and estimating the commercial potential of Galapagos' product candidates. A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on form 20-F filed with the SEC and subsequent filings and reports filed by Galapagos with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.